                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting Person*

    Tedesco      Gina
    (Last)        (First)           (Middle)

    135 Columbia Turnpike, Suite 301
    (Street)

    Florham Park,   NJ             07932
    (City)       (State)           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)

    January 31, 2002

3.  I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


4.  Issuer Name and Ticker or Trading Symbol
    Astralis Pharmaceuticals, Ltd. (ASTR)

5.  Relationship of Reporting Person to Issuer (Check all applicable)

    /X/ Director                                / / 10% Owner
    /X/ Officer (give title below)              / / Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)



7.  Individual or Joint/Group Reporting (Check applicable line)

    /X/ Form filed by One Reporting Person
    / / Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction 5(b)
(v).



          Table I -- Non-Derivative Securities  Beneficially Owned

                          2. Amount of       3. Ownership           4. Nature
                             Securities         Form: Direct           of Indirect Beneficial
                             Beneficially       (D) or Indirect(I)     Ownership
                             Owned
1. Title of Security         (Instr.4)          (Instr.5)              (Instr.5)
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Common Stock                    0*


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

     Table II-Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                           2. Date Exercisable
                              and Expiration Date       3. Title and Amount of Securities Underlying
                              (Month/Day/Year)             Derivative Security (Instr. 4)
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1. Title of Derivative
   Security (Instr. 4)     Date             Expiration                 Title                     Amount or Number
                           Exercisable      Date                                                 of Shares

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -



                           4. Conversion or Exercise       5. Ownership Form of
                           Price of Derivative Security    Derivative Security: Direct (D) or    6. Nature of Indirect
                                                           Indirect (I) (Instr. 5)                  Beneficial Ownership
                                                                                                    (Instr.5)
1. Title of Derivative
   Security (Instr. 4)
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


Explanation of Responses:

   /s/            Gina Tedesco                                2/6/02
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                  Gina Tedesco                                Date

 * Ms. Tedesco may be deemed to be the beneficial owner of 680,000 shares of Common Stock owned as of February 5, 2002 by her husband, Mike Ajnsztajn. Ms. Tedesco disclaims beneficial ownership of such shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff (a).